T.C. 1/31/02

NASDAQ Stock Market

Rockville, MD 20850

Form 6-K

02016082

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January, 2002

CRUCELL N.V.
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant's name in English)

(Address of Principal Executive Offices)

Archimedesweg 4
2333 CN Leiden
The Netherlands

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F__

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X__

(If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): 82- N/A

WKM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRUCELL N.V.

Date: January 15, 2002

By: ______________________

Name: Leonard Kruimer

Title: ~~Chief~~ Financial Officer (Chief Accounting Officer)

Crucell

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. See our Form 20-F, as filed with the U.S. Securities and Exchange Commission on June 29, 2001 and the section of the Form 20-F entitled "Risk Factors".

Lexigen signs on as Crucell's 19th PER.C6 licensee

Leiden, The Netherlands, January 15, 2002- Dutch antibody and vaccine company Crucell (NASDAQ, Euronext: CRXL) today announced it has granted Boston-based Lexigen Pharmaceuticals Corp a non-exclusive license for its proprietary human cell system PER.C6.

Under the terms of the agreement, Lexigen will use PER.C6 for research and clinical development of therapeutics in the field of oncology. Crucell will receive upfront and annual payments, while Lexigen has an option for a commercial license. Further financial details were not disclosed.

According to Crucell's CEO Dinko Valerio, the deal strengthens the position of PER.C6 as the industry standard for the production of gene therapy and vaccine products. "An increasing number of major pharmaceutical firms rely on PER.C6's superior production and safety qualities."

Crucell's nineteen PER.C6 licensees include among others Merck & Co, which uses PER.C6 to produce its experimental HIV vaccine. Multiple vaccine and gene therapy clinical trials with PER.C6 manufactured materials are ongoing in Europe and in the US.

Lexigen Pharmaceuticals is a biotechnology company with a two-fold mission of developing treatments for serious and life-threatening diseases and building a pharmaceutical platform that will lead to new therapies. Lexigen is wholly owned by Merck KGaA (no relation to Merck & Co) of Darmstadt, Germany. Merck KGaA generated sales of EUR 6.7 billion in 2000 in the fields of Pharmaceuticals, Specialty Chemicals, Lab Products and Lab Distribution. Founded in 1668, Merck KGaA is represented today by more than 200 companies in 52 countries and employs 34,300 people worldwide

About Crucell

Dutch biotechnology company Crucell discovers and develops novel antibodies and vaccines against cancer, inflammatory disease and infectious disease.

Crucell discovers novel disease targets and develops fully human antibodies against them. Commercialisation takes place by pharmaceutical firms in return for upfront payments, milestones and royalties. Crucell's anti-CD 46 antibody against multiple myeloma, breast cancer, and colon cancer is being co-developed with Centocor, a Johnson&Johnson company.

Crucell is currently developing antibodies against colon cancer, breast cancer, anti-angiogenesis, leukaemia and inflammation and has additional programs in oncology, diabetes and cardiovascular diseases. Crucell will leverage its proprietary MAbstract technology to discover two new targets and antibodies every single year.

Crucell also plays an essential role in the development of Merck & Co's HIV vaccine. Merck & Co has obtained the exclusive rights to use Crucell's PER.C6 human cell system for the production of the vaccine's key adenoviral vector. Merck & Co is currently conducting Phase I/II trials with its vaccine.

The company has furthermore developed a revolutionary new flu vaccine production system, based on its patented human cell system PER.C6. PER.C6 is already the industry standard for the production of gene therapy products and viral vectors.

Crucell has been listed on the NASDAQ and Euronext since October 2000. Crucell has its headquarters in Leiden, the Netherlands, and currently employs some 170 staff.

For further information please contact:

Crucell N.V.
Ilja van Roon
Communication Officer
Tel. +31-(0)71-524 8727
Fax. +31-(0) 71-524 8935
i.van.roon@crucell.com

Noonan Russo U.S.
Mary Clare Duch
Tel. +1-212-696 4455 ext.245
Fax. +1-212-696 9180
m.duch@@noonanrusso.com

Noonan Russo Ltd
Veronica Sellar
Tel. +44-(0)20-7726 4452
Fax. +44-(0)20-7726 4453
v.sellar@noonanrusso.co.uk

Hill & Knowlton Nederland B.V.
Arie Bos
Tel. +31-(0)20- 404 4707
Fax.+31-(0)20 – 644 9736
abos@hillandknowlton.com